Exhibit 12.1

Consolidated Edison, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Twelve Months Ended December 31,
	2003	2002	2001	2000	1999
Earnings
Net Income for Common Stock	$528	$646	$682	$583	$701
Preferred Stock Dividend	11	13	14	14	13
Cumulative Effect of Changes in Accounting Principles	(3)	22	—	—	—
(Income) or Loss from Equity Investees	—	—	—	(1)	1
Minority Interest Loss	2	2	2	1	—
Income Tax	315	376	442	307	373
Pre-Tax Income from Continuing Operations	$853	$1,059	$1,140	$904	$1,088

Add: Fixed Charges*	491	493	480	452	378
Add: Distributed Income of Equity Investees	—	—	—	1	1
Subtract: Interest Capitalized	5	14	—	—	—
Subtract: Preferred Stock Dividend Requirement	17	19	22	21	21
Earnings	$1,322	$1,519	$1,598	$1,336	$1,446

* Fixed Charges
Interest on Long-term Debt	$388	$373	$384	$351	$306
Amortization of Debt Discount, Premium and Expense	13	12	13	12	13
Interest Capitalized	5	14	—	—	—
Other Interest	45	61	42	50	20
Interest Component of Rentals	22	14	19	18	18
Preferred Stock Dividend Requirement	18	19	22	21	21
Fixed Charges	$491	$493	$480	$452	$378

Ratio of Earnings to Fixed Charges	2.7	3.1	3.3	3.0	3.8